September 22, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington DC 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Jan Woo
Division of Corporation Finance, Office of Technology

Re:	Northern Genesis Acquisition Corp. II (the “Company”) File Number 333-257647

Ladies and Gentlemen:

On July 2, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-4, as amended by Amendment No. 1, filed August 31, 2021 (the “Registration Statement”) filed under the Securities Act of 1933, as amended. On September 16, 2021, the Company received written comments from the Staff of the Division of Corporation Finance, Office of Technology of the Commission (the “Staff”). The following sets forth the comments of the Staff and the Company’s response to those comments. The Company has simultaneously filed Amendment No. 2 to the Registration Statement to respond to the comments and provide other general updates.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Amendment No. 1 to Form S-4 filed August 31, 2021

Questions and Answers for Stockholders of NGA

Q: What equity stake will NGA's current stockholders hold in Embark Technology following the consummation of the Business Combination, page xv

1.	Comment: Please revise to include disclosure regarding the equity stake of the stockholders in the case of full redemptions.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised the Q&A disclosure on page xv and xvi of Amendment No. 2 and similar disclosure on pages 91 and 92 of Amendment No. 2 to disclose the equity stake of the stockholders in the case of full redemption.

Husch Blackwell LLP

September 22, 2021

Summary of the Proxy Statement/Prospectus, page 1

2.	Comment: We note your revised disclosures in response to prior comment 1 where you refer to paving the way for commercialization and revenue generating operations in the future. In an effort to further clarify the status of Embark's operations, please revise here to clearly assert that Embark has not earned any revenue to date and to disclose the amount of net losses recognized for each period presented.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised the disclosure on pages 1, 168, 185 and 190 of Amendment No. 2 to clarify that Embark has not earned any revenue to date and to disclose the amount of net losses recognized for each period presented.

Key Financial Metrics, page 86

3.	Comment: We note your responses to prior comments 11 and 12 regarding Embark’s key financial forecasts and their use in your board evaluation of projections through 2025. You disclose on pages 82 and 83 that your valuation or assessment of fairness is primarily based on projected EDITDA and Revenues, providing one example for TuSimple with a multiples analysis for 2025. Please provide a materially complete description your multiples analysis, including all material companies used by your management in their multiples analysis including the type and years of the measures used. Further, given that Embark’s projections are not based on historical revenues or financial results, and involved specifically tailored assumptions related to its business and R&D fleet experience, please clarify how you considered the assumptions used by the comparable companies as to whether they were reasonable or comparable to how Embark’s projections were calculated. Finally, disclose the source of the information regarding TuSimple.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised the disclosure on pages 83-85 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 129

4.	Comment: We note from your revised disclosures in response to prior comment 16 that under the full redemption scenario, Embark will need to waive the minimum cash requirement to accommodate the redemptions. Please revise, here and elsewhere throughout the filing, to explain what will happen if more than 31.9 million NGA shareholders redeem and Embark does not waive such requirement. In this regard, clarify whether the merger will not be consummated or whether NGA has plans to obtain additional financing.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised the disclosure throughout the filing on pages xiv, 55 and 136 of Amendment No. 2.

Husch Blackwell LLP

September 22, 2021

5.	Comment: We note your revised disclosures on page 130 in response to prior comment 17. Please further revise to clarify, as if you have in your response, that the vested portion of the warrant will net exercise into shares of Embark common stock and then convert into Embark Technology Class A common stock and that the unvested warrants will net exercise into Embark Restricted Stock and then convert into Embark Technology restricted stock, subject to the same vesting conditions as the warrant.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 134 of Amendment No. 2 to state that the vested portion of the warrant will net exercise into shares of Embark common stock and then convert into Embark Technology Class A common stock and that the unvested warrants will net exercise into Embark Restricted Stock and then convert into Embark Technology restricted stock, subject to the same vesting conditions as the currently outstanding warrant.

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 139

6.	Comment: We note your response to prior comment 22. The guidance in ASC 718-20-55-26 applies to awards with only a service condition. Please explain further how you applied this guidance considering Embark's RSU awards vest based on both a service and performance or market condition.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company would like to clarify that it has recognized stock-based compensation expense for Embark’s RSUs that have been granted based on the guidance in ASC 718-10-35-8, read in conjunction with ASC 718-20-55-26. ASC 718-10-35-8 prescribes two acceptable methods for expense attribution (i.e. straight-line expense recognition and accelerated expense attribution), whereas the interpretive guidance in ASC 718-20-55-26 states that the Company has an option to apply the straight line expense recognition methodology in the case of awards solely with a service condition. In other words, for any awards with a service and performance/market condition, the Company does not have an option to apply the straight-line expense recognition methodology and must therefore apply the accelerated expense attribution method. In line with this understanding of the guidance, the Company has therefore applied the accelerated expense attribution methodology to recognize the stock-based compensation expense for Embark RSUs granted.

Husch Blackwell LLP

September 22, 2021

Autonomous Trucking Background & Benefits, page 166

7.	Comment: We note your response to prior comment 26, noting that self-driving vehicles are not prohibited by federal law and within 42 states. Please clarify whether federal, state or local transportation laws still require there to be a driver present in self-driving semi-truck vehicles.

Response: The Company respectfully acknowledges the comment from the Staff and advises the Staff that federal law does not expressly require a human driver be present in a self-driving semi-truck.

With respect to state law, none of the 42 states that allow for the operation of L3-L5 commercial vehicles (as described in the Company’s response to the prior comment 26) have any express legal requirements that a human driver must be present in a self-driving truck.

The four states identified in the Company’s response to the prior comment as being silent on commercialization of L3-L5 AVs but that have defined testing programs also do not have any express legal requirement that a human driver must be present in a self-driving truck. Thus, no transportation laws or regulations require a human driver to be present in a self-driving truck either in any of these 46 states or at the federal level.

The remaining four states (California, New York, Pennsylvania, and Connecticut) currently require a human driver present in a self-driving vehicles and/or semi-truck. The specific requirements of each state are set forth below:

•	In California, L3+ operation of vehicles over 10,000 pounds is currently not allowed, regardless of whether or not a human driver is present (see 13 CA ADC § 228.28).

•	New York state law expressly requires a “person” to maintain at least one hand on the steering wheel (see NY Veh & Traf L § 1226 (2014)), and existing autonomous vehicle testing within the state also requires a human driver present in the vehicle.

•	Pennsylvania Department of Transportation's Autonomous Vehicle Testing Guidance expressly states that in accordance with Pennsylvania state law, a driver must be a “natural person” and thus AV operation requires a human driver in the vehicle by implication.

Husch Blackwell LLP

September 22, 2021

•	Connecticut established that autonomous vehicle operation requires a human autonomous vehicle tester present in the vehicle, among other requirements (see Public Act No. 17-69).

Finally, with respect to local laws, local governments generally have no role in regulating interstate commercial vehicle equipment or operation, especially pertaining to the Interstate Highway System. Embark is not aware of any local transportation laws that would require there to be a driver present in a self-driving truck.

Additionally, the Company respectfully advises the staff that it has supplemented the disclosure on page 174 of Amendment No. 2 to reflect the foregoing.

Beneficial Ownership of Securities, page 200

8.	Comment: Please disclose the natural person(s) that hold voting and/or investment power over the shares that are beneficially owned by Alberta Investment Management Corporation, Sequoia Capital, and YCombinator, or their affiliated funds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has been advised by each of Alberta Investment Management Corporation, Sequoia Capital, and YCombinator, that there is no natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by such entities. This analysis is based on the fact that, with respect to each of Alberta Investment Management Corporation, Sequoia Capital, and YCombinator, voting and investment power over the shares held by such entities or their affiliates is controlled by three or more individuals, with no single individual having controlling decision-making authority with respect to such shares. Accordingly, no natural person may be deemed a beneficial owner of the equity securities owned by such entities.

9.	Comment: We note your response to prior comment 28 regarding Embark's pre-business combination beneficial ownership. Please present Embark's pre-business combination beneficial ownership in a separate column in your beneficial ownership table or a separate table that includes the beneficial ownership percentages and that of Embark's management and principal stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 212 of Amendment No. 2 to present the beneficial ownership of Embark prior to the consummation of the business combination.

Husch Blackwell LLP

September 22, 2021

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:	James G. Goettsch, Husch Blackwell LLP

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Ian Robertson, Northern Genesis Acquisition Corp. II

Richard Hawwa, Embark Trucks Inc.

Siddhartha Venkatesan, Embark Trucks Inc.

Husch Blackwell LLP